UNITED STATES
	      SECURITIES AND EXCHANGE COMMISSION


		     Washington, D. C. 20549




			   FORM 11-K





	[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
	       SECURITIES EXCHANGE ACT OF 1934


	      For the fiscal year ended December 31, 1999

				OR


	[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	      SECURITIES EXCHANGE ACT OF 1934




		       Commission file number 1-8841





		   FPL Energy Operating Services, Inc.
			 Employee Savings Plan
		       (Full title of the plan)




			    FPL GROUP, INC.
	(Name of issuer of the securities held pursuant to the plan)



			700 Universe Boulevard
		       Juno Beach, Florida 33408
		(Address of principal executive office)




INDEPENDENT AUDITORS' REPORT

EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS
OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the FPL Energy Operating Services, Inc. Employee Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
June 26, 2000





		FPL ENERGY OPERATING SERVICES, INC.
		     EMPLOYEE SAVINGS PLAN
	  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


												December 31,
											    1999             1998
ASSETS
Receivables:
  Employer contributions ...........................................................    $    18,495       $   17,107
  Participant contributions ........................................................         34,060           31,474

    Total receivables ..............................................................         52,555           48,581

General investments, at fair value .................................................     10,521,470        4,839,550

Employer securities, at fair value  ................................................        267,024                -

Total assets .......................................................................     10,841,049        4,888,131

LIABILITIES
Other liabilities ..................................................................            526            9,792
Total liabilities ..................................................................            526            9,792

NET ASSETS AVAILABLE FOR BENEFITS ..................................................    $10,840,523       $4,878,339


The accompanying Notes to Financial Statements are an integral part of these statements.




		    FPL ENERGY OPERATING SERVICES, INC.
			  EMPLOYEE SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


											 Year Ended December 31, 1999
INCOME
Contributions:
  Received from employer ...........................................................     $  742,814
  Received from participants .......................................................      1,471,642
  Other contributions (including rollovers).........................................      2,227,880
   Total contributions .............................................................                      $ 4,442,336

Earnings on investments:
  Interest on participant loans.....................................................                           41,141

  Common stock dividends ...........................................................                            2,206

  Net appreciation (depreciation) in fair value of investments:
    Employer securities ............................................................        (37,741)
    Registered investment companies ................................................      1,755,152
      Total net appreciation in fair value of investments...........................                        1,717,411
Total income .......................................................................                        6,203,094

EXPENSES
Benefit payments to participants or beneficiaries ..................................                          224,154
Deemed distributions of participant loans ..........................................                           16,756
  Total expenses ...................................................................                          240,910

NET INCOME .........................................................................                        5,962,184

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .............................                        4,878,339

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 .............................                      $10,840,523



The accompanying Notes to Financial Statements are an integral part of these statements.




		 FPL ENERGY OPERATING SERVICES, INC.
		       EMPLOYEE SAVINGS PLAN
		   NOTES TO FINANCIAL STATEMENTS
		For the year ended December 31, 1999


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Energy Operating Services, Inc. Employee Savings Plan (Plan) provides only general information. Participating employees (Members) should refer to the Plan agreement for a more complete description of the Plan. Fleet Bank of Connecticut (Trustee) administers the trust (Trust) established under the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. Effective February 1, 1999, employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with FPL Energy Operating Services, Inc. or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1999 to a maximum of $10,000 per Member and may be increased or decreased in future years for cost-of-living adjustments.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions, Loans and Withdrawals

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations.

The Plan's investment options include fourteen funds; various mutual funds, as well as common stock of FPL Group, Inc. (FPL Group). The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service with predecessor employers.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance from one investment option to another. At year end, the number of Members contributing to the Plan was
498. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the member's account, whichever is less. The loans are secured by the balance in the members' account and bear interest at rates ranging from 7% to 11.75%, which are commensurate with prevailing rates as determined annually by the Plan administrator.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at market prices, which represent the accumulated unit value of shares held by the Plan at year end. Common stock of FPL Group is valued at its quoted market price. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

2.  Parties-In-Interest Transactions

Effective July 1, 1999, Company matching contributions were made in shares of FPL Group common stock purchased on the open market. Dividend income earned by the Plan results from dividends on Common Stock.

3. Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

						  December 31,
						1999          1998

Aetna Money Market VP ....................   $1,256,776     $579,335
Aetna Balanced VP ........................    1,030,015      672,223
Aetna Growth and Income VP................    1,125,034      597,839
Fidelity VIP Equity - Income .............      912,952      503,169
Fidelity VIP Growth ......................    1,618,504      658,399
Janus Aspen Series Worldwide Growth ......    1,888,552      627,861
PPI MFS Emerging Equities ................      577,822      262,570
Loans to participants ....................      650,355      285,724

4.  Income Taxes

The Plan has not yet received a determination letter, but the Plan sponsor believes that the Plan is qualified under Section 401(a) of the Code. The Plan is based on a prototype plan which has been determined to be qualified under code Section 401(a), and includes only minor variations from the terms of the prototype plan. The Plan intends to file for a determination letter in 2000. The Plan sponsor believes that the Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code.

Company contributions to the Plan on a Member's behalf, Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

5.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan participants. Trustee's fees and expenses are paid by FPL Energy, LLP (which may charge FPL Energy Operating Services, Inc.) and, therefore, are not reflected in the financial statements.


FORM 5500: Schedule H, 4i


	 FPL ENERGY OPERATING SERVICES, INC. EMPLOYEE SAVINGS PLAN

			     EIN 65-0471798
PLAN #001
PLAN YEAR:  1999



       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END



											   Historic         Current
 Units/Shares                              Fund Name                            Price        Cost            Value
    465,927.000      Aetna Fixed Account                                      $  1.00      $  455,284       $   465,927
     96,151.087      Aetna Money Market VP                                    $ 13.07       1,115,617         1,256,776
     13,308.898      Aetna Bond VP                                            $ 13.17         172,760           175,248
     44,393.958      Aetna Balanced VP                                        $ 23.20         933,134         1,030,015
     40,504.377      Aetna Growth and Income VP                               $ 27.78       1,050,113         1,125,034
     37,936.256      Fidelity VIP Equity-Income                               $ 24.07         933,952           912,952
     44,987.938      Fidelity VIP Growth                                      $ 35.98       1,324,862         1,618,504
      6,193.394      Fidelity VIP Overseas                                    $ 20.52          91,260           127,113
     47,745.746      Janus Aspen Series Worldwide Growth                      $ 39.55       1,298,252         1,888,552
      8,191.219      PPI T. Rowe Price Growth Equity                          $ 25.01         169,390           204,847
     14,433.582      PPI MFS Research Growth                                  $ 18.20         177,588           262,643
     16,514.505      PPI MFS Emerging Equities                                $ 34.99         460,980           577,822
      8,732.587      PPI Scudder International Growth                         $ 25.84         172,548           225,682
      6,237.421      FPL Company Stock Fund*                                  $ 42.81         292,972           267,024
		     Participant Loan Balances (7.00% to 11.75%;
		       maturing 2000-2004)                                                    650,355           650,355

		     Total Assets Held for Investment Purposes                             $9,299,067       $10,788,494

*Party-in-interest



				 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 26, 2000

		  FPL Energy Operating Services, Inc.
			Employee Savings Plan
			    (Name of Plan)



		  By:     JAMES K. PETERSON
		      --------------------------
			  James K. Peterson
	   Director, Human Resources Centers of Expertise






		    INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 333-79305 on Form S-8 of FPL Group, Inc. of our report dated June 26, 2000, appearing in this Annual Report on Form 11-K of FPL Energy Operating Services, Inc. Employee Savings Plan for the year ended December 31, 1999.


DELOITTE & TOUCHE LLP

Miami, Florida
June 26, 2000